

SECURITI 05044403 SION

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

OMB APPROVAL
OMB Number: 3235-0123
Expires: September 30, 1998
Estimated average burden hours per response . . . 12.00

SEC FILE NUMBER
8-49684

SEC MAIL PROCESSING SECTION RECEIVED OCT 3 1 2005 WASH. D.C. 209

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 09/01/04 (MM/DD/YY) AND ENDING 08/31/05 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: EDGETRADE.COM, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

5 Hanover Square
(No. and Street)

New York, NY 10004
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Kyle Zasky 212-271-6470
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Stanley Stahl & Company Cert No. 47963
(Name — *if individual, state last, first, middle name*)

16 Filmore Place Freeport NY 11520
(Address) (City) (State) (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
NOV 21 2005
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

11/18/05

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, KYLE Zasky, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of EDGETRADE.COM, Inc., as of August 31, 19 2005, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

Signature

President

Title

Notary Public

NORMAN D. SCHWARTZ
Notary Public, State of New York
No. 31-4915818
Qualified in New York County
Commission Expires Jan. 11

This report contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

EDGETRADE.COM INC.

TABLE OF CONTENTS

AUGUST 31, 2005

STANLEY STAHL & COMPANY
CERTIFIED PUBLIC ACCOUNTANTS

16 FILMORE PLACE
FREEPORT, NY 11520

(516) 867-3400
Fax: (516) 867-3459

INDEPENDENT AUDITORS' REPORT

To the Shareholders of
Edgetrade.Com Inc.

We have audited the accompanying statement of financial condition of Edgetrade.Com Inc. as of August 31, 2005, that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted this audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that this audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Edgetrade.Com Inc. at August 31, 2005 in conformity with accounting principles generally accepted in the United States of America.

Stanley Stahl & Company
CERTIFIED PUBLIC ACCOUNTANTS

Freeport, New York
October 14, 2005

EDGETRADE.COM INC.

STATEMENT OF FINANCIAL CONDITION

AUGUST 31, 2005

ASSETS

CURRENT ASSETS:	
Cash and cash equivalents	$ 4,102,244
Clearing deposit	100,219
Due from broker	264,584
Accounts receivable – other	28,363
Prepaid expenses	160,724
Total Current Assets	4,656,134
FURNITURE, FIXTURES, EQUIPMENT AND LEASEHOLD IMPROVEMENTS – net of accumulated depreciation of $652,169	326,742
RESEARCH AND DEVELOPMENT COSTS-net of accumulated amortization of $640,388	804,477
SECURITY DEPOSITS	82,196
	$ 5,869,549

LIABIILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES:	
Notes payable	$ 40,129
Accounts payable and accrued expenses	959,722
Accounts payable – soft dollars	332,480
Commissions payable	16,100
Total Current Liabilities	1,348,431
STOCKHOLDERS' EQUITY:	
Series A preferred stock – authorized 4,000,000 shares one cent par value; 3,604,891 shares issued and outstanding	36,049
Common stock – authorized 36,000,000 shares, one cent par value; 22,198,385 shares issued and outstanding	221,984
Paid-in capital	5,688,915
(Deficit)	(1,425,830)
Total Stockholders' Equity	4,521,118
	$ 5,869,549

See accompanying Independent Auditor's Report and notes to financial statements.

EDGETRADE.COM INC.

NOTES TO FINANCIAL STATEMENT

AUGUST 31, 2005

NOTE 1 - ORGANIZATION:

Edgetrade.Com Inc. (the "Company") is a fully disclosed broker-dealer specializing in the United States equity markets. The Company is registered with the Securities and Exchange Commission, and is a member of both the National Association of Security Dealers, Inc. and the Securities Investor Protection Corporation. It was incorporated on September 14, 1999 pursuant to the provisions of the General Corporation Law of the State of Delaware.

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES:

NATURE OF BUSINESS:

The Company provides direct access and algorithmic trading technology to institutional customers. The products and services are delivered through state-of-the-art technology.

COMMISSIONS:

Commissions and related clearing expenses are recorded on a trade-date basis as securities transactions occur.

EXPENSES:

Expenses are recorded as incurred on a functional basis.

DEPRECIATION AND AMORTIZATION:

Depreciation of furniture and equipment is provided on a straight-line basis using estimated useful lives of five to seven years. Amortization of organization costs is taken over five years. Amortization of research and development costs is taken over ten years. Leasehold improvements are amortized over the life of the lease.

CASH AND CASH EQUIVALENTS:

For purposes of reporting cash flows, cash and cash equivalents include money market accounts and any highly liquid debt instruments purchased with a maturity of ninety days or less.

USE OF ESTIMATES:

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 3 - CONCENTRATIONS OF RISK:

The accounts of the Company as well as the trading accounts of customers and the related income and investments transactions are handled through one clearing broker.

Cash of approximately $3,300,000 is being held in four separate accounts in one bank. The Federal Deposit Insurance Corporation insures only the first $100,000 of funds of member banks.

NOTE 4 - RETIREMENT PLAN:

The Company has a 408(k) prototype simplified employee pension plan (SEP) effective October 1, 1999 for employees over 18 years of age who have worked at least three months and who have an annual salary of at least $300. The maximum employee contribution is the lesser of 25% of the employee's compensation or $42,000. The employee can take a salary reduction of the first $14,000 and an additional catch up reduction of $4,000 if the employee is over 55.

NOTE 5 - COMMITMENTS AND CONTINGENCIES:

a) The Company leases office space from Swig Burris Equities LLC on the tenth and twelfth floors of 5 Hanover Square, New York, New York under three leases expiring July 31, 2007.

The lease for the tenth floor commenced June 1, 2002 at an annual base rental of $138,208 for the first two years and $148,000 for the next three years.

The lease for the twelfth floor commenced November 1, 2003 at an annual base rental of $136,887

The lease for additional space on the twelfth floor commenced June 15, 2005 at an estimated annual rental of approximately $62,000.

The company also rents storage space on a month to month basis.

Rent expense paid by Edgetrade.Com Inc. for the year ended August 31, 2005 was $346,831.

Minimum future rentals to be paid under these leases are:

2006	$ 390,697
2007	386,731
	$ 777,428

b) The Company is obligated under several 24 month leases for office equipment. Rental expense paid by Edgetrade.Com Inc. for the fiscal year ended August 31, 2005 was approximately $75,748.

NOTE 5 - COMMITMENTS AND CONTINGENCIES (Continued):

Minimum future rentals to be paid under these leases are:

2006	$ 67,071
2007	27,946
	$ 95,017

c) The Company has a clearing agreement with Southwest Securities Inc. effective as of August 25, 1997. This agreement can be terminated at any time with sufficient prior notice. Southwest Securities clears and maintains cash, margin or other accounts for the Company or the Company's customers.

NOTE 6 - EDGETRADE.COM INC. 1999 STOCK INCENTIVE PLAN:

The purposes of this Stock Incentive Plan are to attract and retain the best available personnel, to provide additional incentive to Employees, Directors and Consultants and to promote the success of the Company's business. Subject to any adjustments upon changes in capitalization or corporate transactions, the maximum aggregate number of shares which may be issued pursuant to all awards including incentive stock options, at inception was 1,000,000 shares. As of August 31, 2001, four stock incentive awards totaling 32,688 shares were exercised, leaving a balance of 967,312 shares available.

An additional 1,600,000 shares were designated for awards and stock incentives options. A corporate resolution on December 5, 2000 provided a two for one stock split. As a result 5,134,624 shares were available for the future incentive awards.

Three employees gave up their stock options and were awarded in aggregate 2,711,670 shares of restricted stock that will become 100% vested upon the occurrence of a subsequent liquidity.

In a corporate resolution dated June 7, 2005, the Board cancelled and removed 473,374 options to purchase Common Stock.

At August 31, 2005, the Incentive Stock Options consisted of the following:

Current outstanding options	1,542,500
Nonqualified options allocated to former employees	114,626
Additional options reserved for future issuance	469,500
	2,126,626

At August 31, 2005, there were 597,143 outstanding options vested.

NOTE 7 – RESEARCH AND DEVELOPMENT COSTS:

In accordance with Statement of Position 98-1, the following initial project development costs incurred through August 31, 2002 have been capitalized and will be amortized over a ten year useful life. There were no additional research and development costs in the fiscal year ended August 31, 2005.

Salaries and payroll taxes	$ 1,305,106
Agency fees	104,630
Other costs	35,130
	$ 1,444,866

NOTE 8 - NET CAPITAL REQUIREMENT:

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule 15c3-1 which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At August 31, 2005, the Company had an allowable capital of approximately $3,052,931, which was $2,802,931 in excess of its required minimum net capital of $250,000. The Company's aggregate indebtedness was 44% of allowable net capital

NOTE 9 - INCOME TAXES:

Federal taxes	$ 193,976
State taxes	54,535
City taxes	106,283
Other taxes	1,275
	$ 356,069

No provision has been made as of August 31, 2005, for any potential 20 year loss carryforwards.

NOTE 10 - STOCKHOLDERS' EQUITY:

The Company's equity structure is comprised of Series A Participating Preferred Stock and Common Stock ownership.

a) Participating Preferred Stock

In a Corporate resolution dated June 7, 2005, 4,000,000 shares of Series A Participating Preferred Stock were authorized and 3,604,891 shares were issued at a par value of $ .01 per share. At the same time, 4,000,000 shares of Common Stock, par value $ .01 per share were reserved for issuance upon conversion of the same number of Series A Participating Preferred Stock being issued pursuant to the purchase agreement.

NOTE 10 - STOCKHOLDERS' EQUITY (Continued):

b) Common Stock

On December 5, 2000, a corporate resolution enacted a two-for-one split resulting in 40,000,000 shares authorized with a par value of $ .01 per share. 5,134,624 shares of Common Stock are reserved for issuance under the Company's 1999 Stock Incentive Plan. To date, 22,198,385 shares have been issued.

In a corporate resolution dated June 7, 2005, amending the Certificate of Incorporation, 40,000,000 shares of stock were authorized, 4,000,000 of which were allocated to Participating Preferred Stock and 36,000,000 shares were allocated to Common Stock.

EDGETRADE.COM INC.

REPORT ON INTERNAL CONTROL STRUCTURE

REQUIRED BY SEC RULE 17a-5 FOR A

BROKER-DEALER CLAIMING AN

EXEMPTION FROM SEC RULE 15c3-3

AUGUST 31, 2005

STANLEY STAHL & COMPANY
CERTIFIED PUBLIC ACCOUNTANTS

STANLEY STAHL & COMPANY
CERTIFIED PUBLIC ACCOUNTANTS

16 FILMORE PLACE
FREEPORT, NY 11520

(516) 867-3400
Fax: (516) 867-3459

To the Stockholders of
Edgetrade.Com Inc.

In planning and performing our audit of the financial statements and supplemental schedules of Edgetrade.Com Inc. for the fiscal year ended August 31, 2005, we considered its internal control structure including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by rule 17a-5(g)(1) of the Securities Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of compliance with such practices and procedures that we considered relevant to the objectives stated in SEC rule 17a-5(g) in making the periodic computations of aggregate debits and net capital under SEC rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of SEC rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1) Making quarterly securities examinations, counts, verifications, and comparisons.
2) Recordation of differences required by SEC rule 17a-13.
3) Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. SEC rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objective referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at August 31, 2005 to meet the SEC's objectives.

This report is intended solely for the information and use of the management, the SEC, the SIPC and other regulatory agencies that rely on SEC rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and should not be used for any other purposes.

Stanley Stahl & Company

CERTIFIED PUBLIC ACCOUNTANTS

Freeport, New York
October 14, 2005